January 11, 2008


Mail-Stop 4561


Mr. Charles Corcoran
President
William Penn Bancorp, Inc.
8150 Route 13
Levittown, Pennsylvania 19057


Re:	William Penn Bancorp, Inc.
	Form SB-2
	Filed December 20, 2007
	File No. 333-148219


Dear Mr. Corcoran:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
Summary
Purpose of the Offering
1. Revise the first paragraph to explain what is meant by diversifying the loans, e.g., expand the origination of multi-family loans and enter into commercial lending market, etc.

Our Estimated Pro Forma Market Value, page 5
2. Revise this section to disclose the actual pricing multiples for
William Penn and explain the reasons for presenting the valuations on a "fully converted" basis and to explain the reasons that the shares are priced at a discount on a price to book basis.
ADDED
After-Market Performance of Peer Group, page 6
3. Revise to indicate in the narrative either before or after the table that the Company expects the stock to be listed on the OTCBB.
In addition, revise the table to add below the "All Transactions" heading, both Average OTC and Average Nasdaq and provide the 1 day, 1 month, 1 year and through 11/30/07 percentages.

Contribution of Shares of common Stock to..., page 7
4. Revise to briefly address the Company`s ability to utilize the tax deduction noting the applicable limitations on charitable deductions, i.e., may have to be carry-forward due to 10% limitation and may not be available unless sufficient profits.

Stock Benefit Plans, page 9
5. Revise the heading to this section so that it more clearly identifies that these are additional financial interests in the offering for the officers and directors of William Penn.
ADDED
Risk Factors
If we do not achieve profitability..., page 12
6. Revise to disclose the anticipated costs to open three new branches as well as the anticipated and/or historical timeframe before branch offices become profitable.

Our business is geographically concentrated..., page 13
7. Revise to disclose whether the area has experienced any declines in local real estate values during the last year.

Pro Forma Data, page 20
General

8. We note your pro forma information is presented at or for the twelve months ended September 30, 2007. This presentation should include separate pro forma information for the latest fiscal year and interim period included in the filing (i.e. at or for the year ended
June 30, 2007 and at or for the three months ended September 30,
2007). Refer to Note 2 preceding Item 310(a) of Regulation S-B and
Article 11 of Regulation S-X. Please revise or advise us as necessary.

9. We note you included the following adjustments in your pro forma data. Tell us how these adjustments are directly attributable to the transaction, factually supportable and expected to have a continuing impact. Refer to Note 2 preceding Item 310(a) of Regulation S-B and
Article 11 of Regulation S-X. Please revise or advise us as necessary.

* Reduction in interest expense and prepayment penalty on FHLB advances associated with the December 2007 restructuring (included in pro forma net income, pro forma net income per share, pro forma stockholders` equity per share and pro forma book value per share);
and

* Termination of pension plan, net of taxes associated with the March
2008 charge to be incurred (included in pro forma stockholders` equity per share and pro forma book value per share).

Selected Financial and Other Data
Performance ratios, page 28
10. Noting the continuing annual declines in ROA, ROE, interest spreads and margins, consider the need to revise existing risk factors or add additional risk factors for these items.

MD&A
Overview..., page 30
11. With regard to the last three sentences of the third paragraph, consider the need to add a risk factor for the fundamental change in the bank`s philosophy.

Business of William Penn Bank, FSB
Lending Activities, page 46
12. Revise the second paragraph to provide more explanation, such as, what types of nonresidential loans, commercial, commercial real estate, construction, etc. In addition, will the Bank sell these loans or add to its portfolio and will they be both adjustable and fixed rate.

Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-3

13. Please revise to include a review report with language that is consistent with the illustrative review report contained in Auditing
Standard No. 1- References in Auditors` Reports to Standards of the
Public Company Accounting Oversight Board.

      *			*			*			*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	The accounting staff are reviewing the accounting responses and may have additional comments based upon their review. Any questions regarding the accounting comments may be directed to David Irving at
(202) 551-3321 or Sharon Blume at (202) 551-3474.  All other questions may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-3419.




							Sincerely,



							Christian Windsor
							Special Counsel
							Financial Services Group



CC:	John J. Spidi, Esq.
	Malizia Spidi & Fisch, PC
	901 New York Avenue, N.W.
	Suite 210 East
	Washington, DC 20001
	Phone (202) 434-4660
	Facsimile (202) 434-4661



Mr. Charles Corcoran
William Penn Bancorp, Inc.
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